Exhibit 99.1

Alexco Announces First Quarter 2021 Results

(All amounts in CDN$ unless otherwise indicated)

VANCOUVER, BC, May 12, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for the quarter ended March 31, 2021 ("Q1 2021") compared to the quarter ended March 31, 2020 ("Q1 2020"). The Company also provides an update on capital development projects, scale up of mining operations, and exploration activities at Keno Hill.

Q1 2021 Highlights

At Keno Hill, ramp up to achieve design capacity of 400 tonnes per day through the District mill is progressing while adhering to the observance of strict COVID-19 protocols. Final mill modifications are expected to be completed in the second quarter of 2021 ("Q2 2021") and underground development at Bermingham and Flame & Moth is on schedule to begin ore extraction in Q2 2021 and the third quarter of 2021 ("Q3 2021"), respectively.

Corporate

  The Company reported net income of $4.2 million ("M") for Q1 2021 compared to $12.1 M for Q1 2020, and total comprehensive income of $3.2 M for Q1 2021 compared to $11.5 M for Q1 2020. Net income in Q1 2021 was primarily derived from a gain on the sale of its net smelter return ("NSR") royalty in Golden Predator Exploration Ltd.'s ("Golden Predator") Brewery Creek Project, a gain on embedded derivative asset related to the Wheaton Precious Metals Corp. ("Wheaton") silver purchase agreement ("SPA"), and initial concentrate sales from mining operations, while net income for Q1 2020 was primarily a result of a gain on the embedded derivative asset and income related to the sale of Alexco's environmental consulting business, AEG.
  The Company's cash and cash equivalents as at March 31, 2021 totaled $24.7 M compared to $23.7 M as at December 31, 2020, while net working capital totaled $19.4 M compared to $15.4 M as at December 31, 2020 (see "Non-GAAP Measures" in Section 11 of the MD&A for the three months ended March 31, 2021). The Company's restricted cash and deposits as at March 31, 2021 totaled $3.0 M compared to $2.9 M as at December 31, 2020.
  The Company reported revenues of $3.8 M for Q1 2021 compared to $0.6 M for Q1 2020. Revenue in Q1 2021 was primarily derived from concentrate sales of $2.7 M resulting from ore production sourced from the Bellekeno mine, net of silver delivered under the Company's SPA with Wheaton, in addition to reclamation management services revenue of $1.1 M.
  At the operations level, the Company reported a gross loss of $1.1 M for Q1 2021 compared to a $0.03 M gross profit for Q1 2020, primarily related to continuing ramp-up related costs at Keno Hill. The Company reported an operating loss of $3.1 M for Q1 2021, compared to an operating loss of $2.6 M for Q1 2020, which was also related to ramp-up costs as the Company advances towards commercial production.

Exploration

  In mid-March 2021, Alexco commenced a large-scale surface exploration program to drill a minimum of 25,000 meters ("m") utilizing four drills and focusing on infill and extension drilling of the Bermingham Northeast Deep zone mineralization. As of the end of April a total of 2,408 m had been drilled to provide five intercepts of the target zone with a further four holes approaching target. Directional drill technology is being used to increase efficiency and accuracy of infill drilling with the objective of updating the existing Bermingham Mineral Resource Estimate in the fourth quarter of 2021, to include the Northeast Deep zone. A total of more than 50 holes are scheduled to be drilled as part of the directional drilling campaign.

Operational Metrics – Q1 Ramp Up Progress

Q1 2021

Ore tonnes mined	4,427
Ore tonnes milled	3,850
Mill throughput (tonnes per day)[1]	112

Head grade
Silver (grams per tonne)	985
Lead	11.9%
Zinc	3.3%

Recoveries
Silver	83%
Lead in lead concentrate	85%
Zinc in zinc concentrate	31%

Concentrate production and grades
Lead concentrate produced (tonnes)	539
Silver grade (grams per tonne)	5,664
Lead grade	72%
Zinc concentrate produced (tonnes)	105
Silver grade (grams per tonne)	775
Zinc grade	37%

Production – contained metal in concentrate
Silver (ounces)	100,984
Lead (pounds)	854,346
Zinc (pounds)	86,494

Sales volumes by payable metal[2]
Silver (ounces)	88,523
Lead (pounds)	719,178
Zinc (pounds)	60,247

Recognized metal prices[3]
Silver (per ounce)	US$26.48
Lead (per pound)	US$0.92
Zinc (per pound)	US$1.24

1.	Mill throughput (tonnes per day) based on 34 days during the quarter that the mill was operational.
2.	Sales volumes by payable metal represents the volumes of each payable metal sold to the offtaker, prior to the 25% of silver that is delivered to Wheaton under the Wheaton SPA. Silver is the only metal deliverable to Wheaton under the Wheaton SPA.
3.	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.
  During Q1 2021, the Company mined 4,427 tonnes of ore. Ore production was solely from the Bellekeno mine where longhole drilling and blasting of residual ore provided feed to the district mill. Ore grades from Bellekeno have generally exceeded the block model grades and ore production is expected to continue from Bellekeno into Q2 2021.
  Underground development activities at Bermingham and Flame & Moth began in the third quarter of 2020 and continue, with initial ore production from Bermingham targeted for Q2 2021 and from Flame & Moth targeted for Q3 2021. The Bermingham raise to surface is scheduled to break through in Q2 2021 preceding ore production.
  During Q1 2021, the Company milled 3,850 tonnes of ore. Since initial commissioning in December 2020, the mill has been operating on a modified rotation schedule to match ore production from the Bellekeno mine. In the mill, installation of cyclones, the addition of a new tailings filter press, installation of a new fine ore feeder, and construction of a new building around the crusher have all been completed. In the meantime, mechanical adjustments and circuit modifications related to ongoing commissioning activity continue with a focus on metallurgical performance.
  During Q1 2021, the Company produced 539 tonnes of lead/silver concentrate and 105 tonnes of zinc/silver concentrate. Recoveries are on plan having averaged 83% for silver, with 97% of recovered silver attributable to the lead concentrate.
  During Q1 2021, the Company sold 521 tonnes of lead/silver concentrate and 87 tonnes of zinc/silver concentrate to Ocean Partners under the Company's offtake agreement and delivered 22,131 ounces of payable silver to Wheaton under the Company's streaming agreement.

COVID-19

  The Company continues to make efforts to safeguard the health of its employees and the communities within which we operate, while continuing to operate safely and maintaining essential business activity. In early November 2020, the Yukon Government ordered mandatory isolation requirements for anyone entering the Yukon. This requirement has caused additional delays in capital development activity, especially with respect to availability of underground crews and supply line delays. Recently, the Yukon Government announced that these mandatory isolation requirements will no longer be required for fully vaccinated people, effective May 25, 2021. The Company is optimistic that with a large proportion of its workforce already having received their vaccination, operations will be able to return gradually and safely to levels originally planned. The Corporation notes that COVID-19 pandemic risk and its impact on development remains the foremost risk to schedule and scale-up activities at Keno Hill.

Other Activities

  On January 4, 2021, the Company sold its NSR royalty in Golden Predator's Brewery Creek Project to Wheaton for total cash consideration of $4.5 M.
  On January 28, 2021, the Company completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11.7 M. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to "Canadian exploration expenses" (the "CEE Shares") priced at $4.48 per CEE Share; and (ii) 651,100 flow-through shares with respect to "Canadian development expenses" (the "CDE Shares") priced at $3.84 per CDE Share.

Key Financial Metrics

(Expressed in thousands of Canadian dollars, except per share and share amounts)	For the three month periods ended March 31,
	2021	2020
Revenues – Mining operations	2,733	-
Revenues – Reclamation management	1,080	567
Operating Loss	(3,054)	(2,594)
Adjusted Income (Loss) Before Taxes[1]	1,365	(2,610)
Cash and cash equivalents	24,717	22,308
Net Working Capital[1]	19,397	23,219
Adjusted Net Income [1]	1,150	3,956
Net Income[2]	4,159	12,053
Shareholders
Basic and Diluted Net Income (Loss) per Common Share	0.03	0.10
Adjusted Basic and Diluted Net Income (Loss) per Common Share	0.01	0.03
Total Assets[3]	185,604	163,653
Total Liabilities[4]	25,769	16,845

1.	See "Non-GAAP Measures" in Section 11 of the MD&A for the three month period ended March 31, 2021.
2.	Net income for the three month period ended March 31, 2021 includes a non-cash fair value adjustment relating to the gain from the embedded derivative asset totaling $3,009,000.
3.	Total assets increased primarily due to an increase in mineral properties, plant and equipment, partially offset by a decrease in embedded derivative asset.
4.	Total liabilities increased primarily due to increases in accounts payable and accrued liabilities and lease liabilities.

Clynt Nauman, Chairman and CEO commented, "During the first quarter we made good progress at Keno Hill, albeit slower than originally anticipated, while at the same time observing strict health protocols to navigate COVID-19. Underground ore extraction at Bellekeno continues into the second quarter and underground development rates at Bermingham and Flame & Moth are improving with the addition of contract mining workers, while also continuing to onboard in-house underground miners. At Bermingham, we expect to begin underground ore extraction late in the second quarter following completion of the vent raise, and at Flame & Moth we expect to start ore production in the third quarter, after phasing out Bellekeno ore." Mr. Nauman continued, "In parallel, we are completing an updated mineral reserve estimate, which we expect to file in the near term. Our exploration team is also busy overseeing operations of four drill rigs conducting focused directional drilling of the Bermingham Northeast Deep zone. This is a pivotal year for Alexco and I look forward to demonstrating our ability to surface Keno Hill's value and consolidating our status as Canada's premier pure silver producer."

Financial Report

Full details of the financial and operating results for Q1 2021 are described in Alexco's interim condensed consolidated financial statements for the three months ended March 31, 2021 with accompanying notes and related management's discussion and analysis. These documents and additional information about Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for Q1 2021 Results

Alexco management will host an audio webcast conference call to discuss these results on Thursday, May 13, 2021 at 11:00 am PT (2:00 pm ET). Details to join the conference call are as follows:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Live audio webcast:	http://services.choruscall.ca/links/alexco20210513.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. As per Alexco's 2019 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/12/c5413.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Paul Jones, Sr. VP Corporate Development, Phone: (604) 889-6077, Email: info@alexcoresource.com, Please visit the Alexco website at www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:00e 12-MAY-21